EXHIBIT 8.21(b)

August 1, 2008

Kemper Investors Life Insurance Company

15375 SE 30th Place, Suite 310

Bellevue, WA 98007

Attention: Diane C. Davis, President

Dear Ms. Davis:

As you know, we have entered into an amended and restated participation agreement among Van Kampen Life Investment Trust (the “Fund”), Van Kampen Funds Inc., and Van Kampen Asset Management (the “Company”), dated August 1, 2008, as may be amended from time to time (the “Participation Agreement”), providing for the purchase by the Company of shares of certain series of the Fund (“Portfolios”) on behalf of its separate account(s) to fund certain variable life and annuity contracts (“Contracts”), each as specified in the Participation Agreement.

As consideration for various fund-related administrative services that the Company will provide in connection with the issuance of the Contracts (“Administrative Services”), we will pay to the Company, during the term of the Participation Agreement, an annual fee of 0.15% of the average daily net assets invested in Class I Shares of the then offered Portfolios under the Contracts identified in the Participation Agreement (excluding all assets received during the guarantee (free look) periods from Contract holders that exercise their free look rights under the Contracts). We acknowledge that the Administrative Services to be provided by the Company (such as shareholder communication, record keeping and postage expenses) are ones for which we, or our affiliates, as investment adviser and administrator to the Fund, would otherwise bear the cost directly.

Payment will be made on a quarterly basis during the month following the end of each calendar quarter and shall be prorated for any portion of such period during which this letter agreement is in effect for less than the full quarter. The fee will be calculated based on the average daily net assets invested in Class I of the applicable Portfolio(s) under the Contracts over a calendar quarter (which shall be computed by totaling daily balances during the quarter and dividing such total by the actual days in the quarter).

The Company represents and agrees that it will maintain and preserve all records as required by law to be maintained and preserved in connection with providing the Administrative Services, and will otherwise comply, in all material respects, with all laws, rules and regulations applicable to such services. The Company further agrees to provide copies of any such records maintained and preserved, as reasonably requested by us or our representatives, to enable us or the Fund to monitor and review the Administrative Services provided by the Company, or comply with any reasonable request of the Board of the Fund, or a governmental body or a self-regulatory organization relating to the subject matter of this letter agreement.

Kemper Investors Life Insurance Company

This letter agreement may be executed simultaneously in counterparts, each of which taken together shall constitute one and the same instrument. In addition, this letter agreement may be amended only upon mutual consent of the parties hereto in writing and will terminate: (i) upon mutual agreement of the parties hereto, (ii) upon thirty (30) days advance written notice by either party delivered to the other party, or (iii) automatically upon the termination of the Participation Agreement.

If you agree to the foregoing, please sign the enclosed copies of this letter and return them to Eric C. Griffith at c/o Van Kampen Asset Management, 522 Fifth Avenue, 19th floor, New York, New York 10036.

Sincerely,

Van Kampen Asset Management

By:	/s/ Edward Wood III
Name:	Edward Wood
Title:	Managing Director

AGREED and ACCEPTED:

Kemper Investors Life Insurance Company

By:	/s/ Diane C. Davis
Name:	Diane C. Davis
Title:	President & COO

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